

November 27, 2013

Via E-mail
Mr. James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street, Suite 520
Minneapolis, Minnesota 55435

> **RE: Apogee Enterprises, Inc.**
> **Form 10-K for the Year Ended March 2, 2013**
> **Filed May 16, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 16, 2013**
>
> **File No. 0-6365**

Dear Mr. Porter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 2, 2013

Backlog, page 8

1. To the extent that certain contracts or projects comprise a material portion of your backlog, in future filings please consider enhancing your disclosure to specifically identify these contracts and any inherent risks associated with backlog work being performed. For example, we note that during the earnings call for the fourth quarter of 2013, Mr. Puishy referred to the backlog as "architectural backlog" and discussed how the projects that "have been awarded" mature and count towards the backlog. If projects are being awarded on a competitive/bid basis, please revise your future filings to enhance

this aspect of your disclosure. Please also disclose backlog amounts for each segment. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Risk Factors, page 10

2. In future filings, please ensure that each risk factor is set under a subcaption that adequately describes the risk.

Definitive Proxy Statement filed May 16, 2013

Executive Compensation, page 24
Long-Term Incentive Compensation, page 37
Cash-Based Performance Awards, page 38

3. At the beginning of page 39, you disclose that the dollar value of the cash award is determined as a percentage of base salary. In future filings, please revise your tabular disclosure in the middle of page 39 to include these percentages.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Terence O'Brien
Accounting Branch Chief